March 30, 2020

Justin Dobbie

Legal Branch Chief

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	MSG Entertainment Spinco, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed on March 26, 2020
File No. 001-39245

Dear Mr. Dobbie:

We respectfully submit this letter and the accompanying attachment in supplemental form (the “Disclosure Supplement”), which sets forth the proposed revisions to our disclosure for the Staff of the Securities and Exchange Commission (the “Staff”) in response to the Staff’s comment letter, dated March 27, 2020, regarding Amendment No. 2 to the Registration Statement on Form 10 (the “Form 10”) of MSG Entertainment Spinco, Inc. (the “Company”) filed by the Company on March 26, 2020. We currently plan to file Amendment No. 3 to the Form 10 to respond to the comments of the Staff and to incorporate certain other updates, including the remaining information that was left blank in Amendment No. 2 to the Form 10, on Wednesday, April 1, 2020. We would be happy to discuss with the Staff the proposed revisions in the Disclosure Supplement to the extent helpful to the Staff.

Amendment No. 2 to Registration Statement on Form 10-12B

Exhibit 99.1

Selected Historical and Unaudited Pro Forma Combined Financial Data, page 12

1.

We note your revenues for the pro forma combined six months ended December 31, 2019 and year ended June 30, 2019 as disclosed here are not consistent with the unaudited pro forma combined statements of operations beginning on page 72 due to separately captioned lease revenue on page 72. Please revise for consistency.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12 to 14 of the Information Statement included as Exhibit 99.1 of the Form 10, as set forth on Annex A to the Disclosure Supplement.

Unaudited Pro Forma Combined Financial information

Notes to Unaudited Pro Forma Combined Financial Statements, page 74

2.

Please expand footnote (s) to your pro forma financial information to more clearly explain how each adjustment for the probable disposition of the Forum is calculated including quantifying any components that comprise the adjustment as well as describing any assumptions involved in their calculation. Reference is made to Rule 11-02(b)(6) of Regulation S-X.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 67 to 79 of the Information Statement included as Exhibit 99.1 of the Form 10, as set forth on Annex B to the Disclosure Supplement.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Robert W. Downes at (212) 558-4312.

Sincerely,

/s/ Philip D’Ambrosio
Philip D’Ambrosio
Interim Chief Financial Officer, Treasurer and Secretary

(Enclosure)

cc:	Robert W. Downes, Esq., Sullivan & Cromwell LLP

Robert P. Nardone, KPMG LLP

Tonya K. Aldave, Securities and Exchange Commission

Lyn Shenk, Securities and Exchange Commission

Scott Stringer, Securities and Exchange Commission

Annex A

SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The historical operating and balance sheet data included in the following selected financial data table have been derived from the combined financial statements as of December 31, 2019 and June 30, 2019 and for the six months ended December 31, 2019 and 2018 and the combined financial statements as of June 30, 2019, 2018 and 2017 and for the three years ended June 30, 2019, 2018 and 2017 of Spinco. The historical financial information presented below does not necessarily reflect what our results of operations and financial position would have been if we had operated as a separate publicly-traded entity during those periods. The selected historical financial data presented below should be read in conjunction with the combined financial statements included elsewhere in this information statement and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Also set forth below are summary unaudited pro forma combined balance sheet data as of December 31, 2019 and summary unaudited pro forma combined statements of income data for the six months ended December 31, 2019 and the year ended June 30, 2019. See “Unaudited Pro Forma Combined Financial Information” for more information.

As discussed in note (a) below, our operating results for the year ended June 30, 2018 are not directly comparable with the year ended June 30, 2017 primarily due to the timing of our acquisition of a controlling interest in Tao Group Hospitality.

	Pro Forma Combined (f) (h)		Historical
	Six Months Ended December 31,	Year Ended June 30,	Six Months Ended December 31,		Years Ended June 30,
	2019	2019	2019	2018	2019	2018	2017
	(in thousands, except per share information)
Operating Data (a), (b):
Revenues	$535,719	$973,828	$567,177	$582,366	$1,048,909	$988,990	$711,022
Lease Revenues	33,421	70,798	—	—	—	—	—

Operating income (loss)	(2,068)	(43,387)	(455)	31,110	(45,597)	(31,282)	(98,406)

Net income (loss)	16,970	(35,128)	22,284	48,811	(30,138)	1,887	(112,611)
Less: Net loss attributable to redeemable noncontrolling interests	(1,404)	(7,299)	(1,404)	(3,655)	(7,299)	(628)	(4,370)
Less: Net income (loss) attributable to nonredeemable noncontrolling interests	(157)	(4,945)	(157)	(2,441)	(4,945)	(4,383)	304

Net income (loss) attributable to the Company	$18,531	$(22,884)	$23,845	$54,907	$(17,894)	$6,898	$(108,545)

Balance Sheet Data (a):
Total assets	$4,193,049		$3,579,993	$3,325,651	$3,315,759	$3,287,771	$3,271,497
Long-term debt (including current portion), net of deferred financing costs (c)	257,952		35,952	102,846	54,598	105,700	105,433
Total Company divisional/stockholders’ equity	3,091,127		2,605,885	2,572,299	2,572,048	2,478,113	2,442,418
Pro forma earnings (loss) per share (d)
Basic	$0.78	$(0.96)
Diluted	$0.77	$(0.96)
Pro forma weighted-average common shares outstanding (d):
Basic	23,870	23,767
Diluted	23,977	23,767

	Pro Forma (f) (h)
	Six Months Ended December 31,	Year Ended June 30,
	2019	2019
	(in thousands, except per share information)
Other Financial Data:
Reconciliation of Operating income (loss) to Adjusted operating income (loss) (e)
Operating income (loss) (f)	$(2,068)	$(43,387)
Share-based compensation	16,025	37,780
Depreciation and amortization (g)	50,600	101,828
Other purchase accounting adjustments	3,396	4,764

Adjusted operating income	$67,953	$100,985

(a)

Operating and balance sheet data beginning in fiscal year 2017 includes results from the acquisition of Tao Group Hospitality operating information from February 1, 2017 to March 26, 2017. Operating and balance sheet data beginning in fiscal year 2018 includes results from the acquisition of Obscura Digital (“Obscura”) since the acquisition date of November 20, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Overview — Factors Affecting Operating Results.” In addition, see “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 2. Summary of Significant Accounting Policies — Business Combinations and Noncontrolling Interests and Note 17. Acquisitions” for more information on our acquisition of Tao Group Hospitality.

(b)

The Company’s operating results for the year ended June 30, 2019 were impacted by the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606. The Company used the modified retrospective method of adoption. Results for reporting periods beginning after July 1, 2018 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting guidance under ASC Topic 605. See “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 2. Summary of Significant Accounting Policies — Recently Adopted Accounting Pronouncements” for more information.

(c)

Historical long-term debt presented above is net of debt issuance costs of $935 and $3,144 as of December 31, 2019 and 2018, respectively, and $1,039, $3,613, and $4,567 as of June 30, 2019, 2018 and 2017, respectively. See “Combined Financial Statements as of December 31, 2019 and June 30, 2019 and for the Six Months Ended December 31, 2019 and 2018 — Notes to Combined Financial Statements — Note 10. Credit Facilities” and “Combined Financial Statements as of June 30, 2019 and 2018 and for the Three Years Ended June 30, 2019, 2018 and 2017 — Notes to Combined Financial Statements — Note 10. Credit Facilities” for more information. See note c) within the Unaudited Pro Forma Combined Financial Information for further information on pro forma long-term debt.

(d)

Pro forma earnings per share and pro forma weighted-average basic shares outstanding are based on the number of shares of MSG Class A Common Stock and MSG Class B Common Stock outstanding of 23.9 million during the six months ended December 31, 2019 and 23.8 million during the year ended June 30, 2019, respectively. Spinco’s weighted average shares outstanding assumes a distribution ratio of one share of our common stock for each share of MSG Class A Common Stock and MSG Class B Common Stock held on the record date of the Distribution. See note (r) within the Unaudited Pro Forma Combined Financial Information for further information.

(e)

The Company defines adjusted operating income (loss), which is a non-U.S. generally accepted accounting principles (“GAAP”) financial measure, as operating income (loss) before (i) depreciation, amortization and impairments of property and equipment and intangible assets, (ii) share-based compensation expense or benefit, (iii) restructuring charges or credits, (iv) gains or losses on sales or dispositions of businesses and (v) the impact of purchase accounting adjustments related to business acquisitions. Because it is based upon operating income (loss), adjusted operating income (loss) also excludes interest expense (including cash interest expense) and other non-operating income and expense items. The Company believes that the exclusion of share-based compensation expense or benefit allows investors to better track the performance of the various operating units of the Company’s business without regard to the settlement of an obligation that is not expected to be made in cash.

The Company believes adjusted operating income (loss) is an appropriate measure for evaluating the operating performance of the Company on a combined basis. Adjusted operating income (loss) and similar measures with similar titles are common performance measures used by investors and analysts to analyze the Company’s performance. The Company uses revenues and adjusted operating income (loss) measures as the most important indicators of its business performance and evaluates management’s effectiveness with specific reference to these indicators.

Adjusted operating income (loss) should be viewed as a supplement to and not a substitute for operating income (loss), net income (loss), cash flows from operating activities, and other measures of performance and/or liquidity presented in accordance with GAAP. Since adjusted operating income (loss) is not a measure of performance calculated in accordance with GAAP, this measure may not be comparable to similar measures with similar titles used by other companies. The Company has presented the components that reconcile operating income (loss), the most directly comparable GAAP financial measure, to adjusted operating income (loss).

(f)

Included within operating income (loss) is $31,981 and $67,963 of pro forma lease revenue related to the Company’s Arena License Agreements with MSG for the six months ended December 31, 2019 and the year ended June 30, 2019. Pursuant to GAAP, recognition of pro forma lease revenue is recorded on a straight-line basis over the term of the lease based upon the value of total future payments under the arrangement. As a result, pro forma lease revenue is comprised of a contractual cash component and a non-cash component for each period presented. Pro forma lease revenue includes (i) $19,570 and $38,000 of revenue collected in cash and (ii) a non-cash component of $12,411 and $29,963 for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively. See note (l) within the Unaudited Pro Forma Combined Financial Information for further information.

(g)	Depreciation and amortization includes purchase accounting adjustments of $5,928 and $15,901 for the six months ended December 31, 2019 and for the year ended June 30, 2019, respectively.
(h)

In addition to giving effect to the Distribution, the pro forma results described herein reflect the probable disposition of the Company’s ownership interest in the Forum in Inglewood, CA. On March 24, 2020, the Company signed a Membership Interest Purchase Agreement contemplating the sale of the Forum and the settlement of related litigation. Pursuant to the Membership Interest Purchase Agreement, the buyer has agreed to pay the Company total cash consideration of $400,000 for the sale of the Forum and the legal settlement, subject to certain adjustments, and the transaction is estimated to result in net proceeds to the Company of approximately $255,874 (which amount remains subject to change). The transaction is subject to customary closing conditions and is expected to close during the second calendar quarter of 2020.

Annex B

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined balance sheet as of December 31, 2019 and the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019 have been derived from the historical annual and interim combined financial statements of MSG Entertainment Spinco, Inc. (“Spinco” or the “Company”), including the unaudited combined balance sheet as of December 31, 2019, the unaudited combined statement of operations for the six months ended December 31, 2019, and the audited combined statement of operations for the year ended June 30, 2019, included elsewhere in this information statement. The unaudited pro forma combined financial statements presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical annual and interim combined financial statements and corresponding notes thereto included elsewhere in this information statement. The unaudited pro forma combined financial statements reflect certain known impacts as a result of the Distribution to separate the Company from MSG, as well as the impact of the probable disposition of the Company’s ownership interest in the Forum a Company-owned venue in Inglewood, California (the “Forum”). The pro forma adjustments give effect to amounts that are directly attributable to the transactions described below, factually supportable, and with respect to the unaudited pro forma combined statements of operations, expected to have a continuing impact on the Company. The unaudited pro forma condensed combined balance sheet as of December 31, 2019, and the unaudited pro forma condensed combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively, are presented herein. The unaudited pro forma condensed combined balance sheet has been prepared giving effect to the Distribution as if this transaction had occurred as of December 31, 2019. The unaudited pro forma condensed combined statements of operations have been prepared giving effect to the Distribution as if this transaction had occurred on July 1, 2018. The unaudited pro forma combined financial information also reflects certain assumptions that we believe are reasonable given the information currently available.

In connection with the Distribution, the Company will acquire the subsidiaries, businesses and other assets owned by MSG, directly or indirectly, that own and operate (i) the entertainment business currently owned and operated by MSG through its MSG Entertainment business segment and (ii) the sports bookings business currently owned and operated by MSG through its MSG Sports business segment, as described in this information statement. These transfers to the Company by MSG are treated as a contribution to our capital at MSG’s historical cost.

We expect to experience changes in our ongoing cost structure when we become an independent, publicly-traded company. Our historical combined financial statements include allocations of certain corporate expenses from MSG, including certain public company costs incurred as a combined entity, of $61.8 million for the six months ended December 31, 2019 and $115.4 million for the year ended June 30, 2019, respectively. Following the Distribution, the Company will bear substantially all corporate overhead and support costs, including amounts previously allocated to MSG. The Company will continue to provide support services to MSG pursuant to the Transition Services Agreement (“TSA”). Payments received by MSG for transition services provided will be presented as a reduction of direct operating expense. Refer to note (m) for further details related to the pro forma impact of these adjustments. We believe these costs will not be representative of the future costs we will incur as an independent public company. As such, we estimate incremental public costs ranging between $2 million and $4 million on an annual basis. This range is based on subjective estimates and assumptions therefore, we have not adjusted the accompanying unaudited pro forma combined statements of operations for these estimated costs.

As discussed above, the costs to operate our business as an independent public entity are expected to vary from the historical allocations, including corporate and administrative charges from MSG for the six months ended December 31, 2019 and for the year ended June 30, 2019 reflected in the accompanying historical annual and interim combined financial statements included elsewhere within this information statement. Such costs principally relate to areas that include, but are not limited to:

•	corporate personnel overhead expenses as a result of the Company operating on a stand-alone basis, as well as costs related to the TSA with MSG;

•	professional fees associated with external audits, tax, legal and other services;

•	anticipated executive compensation costs related to existing and new executive management and excluding future share-based compensation expense;

•	costs relating to board of directors’ fees; and

•	stock market listing fees, investor relations costs and fees for preparing and distributing periodic filings with the SEC.

Costs related to the separation of approximately $4.8 million have been incurred by MSG for the six months ended December 31, 2019. No costs related to the separation were incurred for the year ended June 30, 2019. These costs include accounting, legal and consulting fees. MSG has assumed all of these costs to date and it will be responsible for all similar costs prior to the separation of the Company from MSG. Therefore, in the historical and unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, no transaction costs incurred by MSG were allocated to the Company or otherwise reflected in our financial results. Similarly, no adjustment related to separation costs has been made to the unaudited pro forma combined balance sheet as of December 31, 2019.

In addition to the Distribution, the Company decided to divest its ownership interest in the Forum and settle certain litigation among the parties to that sale. On March 24, 2020, the Company signed a Membership Interest Purchase Agreement contemplating the sale of the Forum and the settlement of certain related litigation. Pursuant to the Membership Interest Purchase Agreement, the buyer has agreed to pay the Company total cash consideration of $400 million, subject to certain adjustments, and the transaction is estimated to result in net proceeds to the Company of approximately $256 million (which amount remains subject to change). The transaction is subject to customary closing conditions and is expected to close during the second calendar quarter of 2020. The Forum meets the definition of a business under SEC Regulation S-X Rule 11-01(d)-1 and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805 — Business Combinations. In addition, this probable disposition was determined to be significant under SEC Regulation S-X Rule 1-02(w), and the closing of this transaction has been deemed probable by management. This probable disposition does not represent a strategic shift with a major effect on the Company’s operations, and as such, has not been reflected as a discontinued operation under FASB ASC 205-20 — Discontinued Operations. As such, the Company has reflected adjustments related to this probable disposition in the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively, as well as the unaudited pro forma combined balance sheet as of December 31, 2019.

In preparing the pro forma combined financial statements, we did not include adjustments for the following items:

Certain amounts that we collect for sponsorships, suite rentals and events in advance are recorded as deferred revenue and are recognized as revenues when earned for both accounting and tax purposes. In connection with the reorganization transactions related to the Distribution, the tax recognition for certain of these deferred revenues will be accelerated to the date of the Distribution, rather than recognized over the course of the year ended June 30, 2020. Assuming the Distribution occurred on December 31, 2019, the estimated tax on the acceleration of such deferred revenue is approximately $20 million. Such tax will be the responsibility of MSG and not the Company. The Company will not reimburse MSG for such taxes. This one-time benefit will not recur in the future.

The Company’s historical combined financial statements reflect net operating loss (“NOL”) carryforwards calculated on a separate return basis. These NOL carryforwards were calculated as if the Company operated as a separate stand-alone entity for the periods presented in the historical annual and interim combined financial statements of the Company included elsewhere in this information statement. Because the proposed transaction involves a spin-off of the Company, these NOLs do not carry over to the Company in connection with the reorganization transactions related to the Distribution. In general, the resulting incremental tax benefit or expense associated with pro forma adjustments will be offset by a corresponding increase or decrease in the valuation allowance.

The Company expects to enter into two delayed draw term loan facilities with MSG on or prior to the date of the Distribution. Two of MSG’s subsidiaries, MSG NYK Holdings, LLC and MSG NYR Holdings, LLC will be able to draw up to $110,000 and $90,000, respectively (the “Delayed Draw Term Loans”) for general corporate purposes for a period of 18 months following the effective date of the facilities. Each Delayed Draw Term Loan will bear interest at a rate equal to LIBOR plus 2.00%, or at the option of MSG, a base rate plus 1.00%. MSG’s ability to draw down on the Delayed Draw Term Loans will be subject to certain conditions, including (i) that it has less than $50,000 of liquidity on the date a borrowing is requested, and (ii) MSG shall have used commercially reasonable efforts to obtain additional liquidity from other financing sources. If MSG draws down on one or both Delayed Draw Term Loans, the outstanding principal balance of each term loan will be due, together with any unpaid interest thereon, 18 months following the Distribution. The Delayed Draw Term Loans will also include certain optional and mandatory prepayments, along with commitment reductions. There are no financial covenants associated with the Delayed Draw Term Loans.

The Company does not expect MSG to draw on the Delayed Draw Term Loans prior to or following the completion of the Distribution; however, if MSG were to do so, the Company’s cash balance would decrease up to $200,000 and it would recognize a corresponding loan receivable from MSG. In addition, future periods would reflect an interest receivable from MSG and the related interest income. If the full capacity of the Delayed Draw Term Loans was utilized as of the assumed transaction date of July 1, 2018, the Company would have recorded approximately $2,800 and $5,700 of interest income for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively, in its unaudited pro forma combined statements of operations. The amounts of deferred financing costs attributable to the Delayed Draw Term Loans have not yet been determined. As MSG is not currently expected to exercise its right to utilize the Delayed Draw Term Loans, management has not adjusted the unaudited pro forma combined financial information herein as such amounts do not yet meet the factually supportable criterion of SEC Regulation S-X Article 11.

The adjustments made in preparing the pro forma combined financial statements related to the Distribution included the following:

In connection with the Distribution, Spinco and MSG will enter into Sponsorship Sales and Service Representation Agreements with the New York Knickerbockers (“Knicks”) of the National Basketball Association (“NBA”) and the New York Rangers (“Rangers”) of the National Hockey League (“NHL”). Such agreements will provide Spinco with the exclusive right and obligation, for a commission, to sell MSG’s sponsorships for an initial stated term of 10 years. These agreements will be subject to certain termination rights, including: (i) MSG and Spinco’s right to terminate if Spinco and MSG are no longer affiliates and (ii) MSG’s right to terminate if certain sales thresholds are not met and Spinco fails to pay MSG the shortfall. Additionally, MSG’s advertising sales personnel will become employees of Spinco. Revenues and expenses related to the operations that will transfer to Spinco were reflected in the Company’s historical annual combined financial statements. The pro forma adjustments included herein reflect the impact of these agreements. Refer to notes (g) and (h) for further details regarding the pro forma impact of these agreements.

The Company’s historical combined financial statements reflect expenses associated with the ownership, maintenance and operation of The Madison Square Garden Arena (“The Garden”), which both the Company and MSG use in their operations. Historically, the Company did not charge rent expense to MSG for use of The Garden. However, an allocation of venue usage charges from the Company to MSG for hosting its professional sports franchises’ home games at The Garden (i.e., the Knicks of the NBA and the Rangers of the NHL) was

recorded in the Company’s historical annual and interim combined financial statements. In connection with the Distribution, the Company will enter into the Arena License Agreements with the Knicks and Rangers (see “Certain Relationships and Related Party Transactions — Relationship between MSG and Us After the Distribution — Arena License Agreements”). Following the Distribution, the Arena License Agreements will require the Knicks and Rangers to pay venue usage fees to Spinco that exceed amounts historically allocated to MSG in the Company’s annual and interim combined financial statements. This resulted in pro forma adjustments to the unaudited pro forma combined statements of operations. Refer to note (l) of the unaudited pro forma combined financial statements for further details.

In addition, the Arena License Agreements will impact the manner in which the Company recognizes revenue in future periods. The impacted revenue streams are listed below and pro forma adjustments are described in more detail in the notes to the unaudited pro forma combined financial statements:

•	Venue signage and sponsorship revenue — notes (g) and (h);

•	In-venue sales of merchandise and sports league merchandise revenue — note (i);

•	In-venue food and beverage sales — note (j); and

•	Suite license and single event revenue — note (k).

These unaudited pro forma combined financial statements also reflect other adjustments that, in the opinion of management, are necessary to present fairly the pro forma combined results of operations and combined financial position of the Company as of and for the periods indicated. The unaudited pro forma combined financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the Company operated historically as a company independent of MSG, or if the Distribution had occurred on the dates indicated. The unaudited pro forma combined financial information also should not be considered representative of our future combined financial condition or combined results of operations.

ENTERTAINMENT BUSINESS

OF THE MADISON SQUARE GARDEN COMPANY

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of December 31, 2019 (in thousands)

	Historical Spinco (a)	Pro Forma Adjustments		Notes	Spinco Distribution - Subtotal	Pro Forma Adjustments for Probable Disposition (s)	Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$997,677		$471,505	(b),(c),(d)	$1,469,182	$255,874	$1,725,056
Restricted cash	17,898				17,898		17,898
Short-term investments	113,020				113,020		113,020
Accounts receivable, net	90,497				90,497		90,497
Net related party receivables	1,853		838	(e)	2,691		2,691
Prepaid expenses	32,982				32,982	(277)	32,705
Other current assets	44,284		(3,291)	(b),(c)	40,993	(338)	40,655

Total current assets	1,298,211		469,052		1,767,263	255,259	2,022,522
Investments and loans to nonconsolidated affiliates	63,241				63,241		63,241
Property and equipment, net	1,535,179				1,535,179	(106,325)	1,428,854
Right-of-use lease assets	240,728				240,728		240,728
Amortizable intangible assets, net	162,498				162,498		162,498
Indefinite-lived intangible assets	65,421		(1,080)	(b)	64,341		64,341
Goodwill	165,558				165,558	(3,850)	161,708
Other assets	49,157				49,157		49,157

Total assets	$3,579,993		$467,972		$4,047,965	$145,084	$4,193,049

LIABILITIES, REDEEMABLE NONCONTROLLING
INTERESTS AND STOCKHOLDERS’ / DIVISIONAL EQUITY
Current Liabilities:
Accounts payable	$40,703	$			$40,703	$(6,053)	$34,650
Net related party payables	28,530				28,530		28,530
Current portion of long-term debt, net of deferred financing costs	4,792				4,792		4,792
Accrued liabilities:
Employee related costs	62,530		(9,958)	(b)	52,572	(206)	52,366
Other accrued liabilities	107,170				107,170	(11,545)	95,625
Operating lease liabilities, current	50,829				50,829		50,829
Collections due to promoters	60,815				60,815	(29,012)	31,803
Deferred revenue	186,438		(10,168)	(b)	176,270	(15,963)	160,307

Total current liabilities	541,807		(20,126)		521,681	(62,779)	458,902
Long-term debt, net of deferred financing costs	31,160		222,000	(c)	253,160		253,160
Operating lease liabilities, noncurrent	189,127				189,127		189,127
Defined benefit and other postretirement obligations	33,255		(7,192)	(b)	26,063		26,063
Other employee related costs	17,270		(1,942)	(b)	15,328		15,328
Deferred tax liabilities, net	23,488		(185)	(q)	23,303		23,303
Other liabilities	54,971				54,971	(1,962)	53,009

Total Liabilities	891,078		192,555		1,083,633	(64,741)	1,018,892

Redeemable noncontrolling interests	66,223				66,223		66,223
Equity
MSG Investment	2,638,955		(2,638,955)	(f)	—		—
Common stock - Class A	—		193,570	(f)	193,570		193,570
Common stock - Class B	—		45,300	(f)	45,300		45,300
Additional paid-in capital	—		2,675,502	(b),(d),(e),(f),(q)	2,675,502		2,675,502
Retained earnings	—				—	209,825	209,825
Accumulated other comprehensive loss	(33,070)				(33,070)		(33,070)

Total Company divisional / stockholders’ equity	2,605,885		275,417		2,881,302	209,825	3,091,127
Nonredeemable noncontrolling interests	16,807				16,807		16,807

Total divisional / stockholders’ equity	2,622,692		275,417		2,898,109	209,825	3,107,934

Total liabilities, redeemable noncontrolling interests and divisional / stockholders’ equity	$3,579,993		$467,972		$4,047,965	$145,084	$4,193,049

ENTERTAINMENT BUSINESS

OF THE MADISON SQUARE GARDEN COMPANY

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Six Months Ended December 31, 2019

(in thousands, except per share data)

	Historical Spinco (a)	Pro Forma Adjustments	Notes	Spinco Distribution - Subtotal	Pro Forma Adjustments for Probable Disposition (s)	Pro Forma Combined
Revenues	$567,177	$1,935	(g),(i),(j),(k)	$569,112	$(33,393)	$535,719
Lease Revenues		33,421	(l),(n)	33,421		33,421
Operating expenses:			(g),(h),(i),(j),
Direct operating expenses	339,773	13,937	(k),(l),(m),(o)	353,710	(13,251)	340,459
Selling, general and administrative expenses	173,784	20,425	(g),(m),(n),(p)	194,209	(14,060)	180,149
Depreciation and amortization	54,075			54,075	(3,475)	50,600

Operating income (loss)	(455)	994		539	(2,607)	(2,068)

Other income (expense):
Loss in equity method investments	(2,643)			(2,643)		(2,643)
Interest income	13,583			13,583		13,583
Interest expense	(1,249)	(3,701)	(c)	(4,950)		(4,950)
Miscellaneous expense, net	14,488			14,488		14,488

Income from operations before income taxes	23,724	(2,707)		21,017	(2,607)	18,410
Income tax expense	(1,440)		(q)	(1,440)		(1,440)

Net income	22,284	(2,707)		19,577	(2,607)	16,970
Less: Net loss attributable to redeemable noncontrolling interests	(1,404)			(1,404)		(1,404)
Less: Net loss attributable to nonredeemable noncontrolling interests	(157)			(157)		(157)

Net income (loss) attributable to the Company	$23,845	$(2,707)		$21,138	$(2,607)	$18,531

Pro forma earnings per share			(r)
Basic				$0.89		$0.78
Diluted				0.88		0.77
Pro forma weighted-average common shares outstanding:			(r)
Basic				23,870		23,870
Diluted				23,977		23,977

ENTERTAINMENT BUSINESS

OF THE MADISON SQUARE GARDEN COMPANY

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended June 30, 2019

(in thousands, except per share data)

	Historical Spinco (a)	Pro Forma Adjustments	Notes	Spinco Distribution - Subtotal	Pro Forma Adjustments for Probable Disposition (s)	Pro Forma Combined
Revenues	$1,048,909	$(3,824)	(g),(i),(j),(k)	$1,045,085	$(71,257)	$973,828
Lease Revenues		70,798	(l),(n)	70,798		70,798
Operating expenses:
			(g),(h),(i),(j),
Direct operating expenses	670,641	18,830	(k),(l),(m),(o)	689,471	(32,404)	657,067
Selling, general and administrative expenses	314,522	43,511	(g),(m),(n),(p)	358,033	(28,915)	329,118
Depreciation and amortization	109,343			109,343	(7,515)	101,828

Operating loss	(45,597)	4,633		(40,964)	(2,423)	(43,387)

Other income (expense):
Earnings in equity method investments	7,062			7,062		7,062
Interest income	30,163			30,163		30,163
Interest expense	(15,262)	(7,385)	(c)	(22,647)		(22,647)
Miscellaneous expense, net	(6,061)			(6,061)		(6,061)

Loss from operations before income taxes	(29,695)	(2,752)		(32,447)	(2,423)	(34,870)
Income tax benefit (expense)	(443)	185	(q)	(258)		(258)

Net loss	(30,138)	(2,567)		(32,705)	(2,423)	(35,128)
Less: Net loss attributable to redeemable noncontrolling interests	(7,299)			(7,299)		(7,299)
Less: Net loss attributable to nonredeemable noncontrolling interests	(4,945)			(4,945)		(4,945)

Net loss attributable to the Company	$(17,894)	$(2,567)		$(20,461)	$(2,423)	$(22,884)

Pro forma loss per share
Basic and Diluted			(r)	$(0.86)		$(0.96)
Pro forma weighted-average common shares outstanding:
Basic and Diluted			(r)	23,767		23,767

ENTERTAINMENT BUSINESS

OF THE MADISON SQUARE GARDEN COMPANY

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

All amounts included in the following Notes to Unaudited Pro Forma Combined Financial Statements are presented in thousands, except per share data or as otherwise noted.

a)

Represents Spinco’s unaudited combined balance sheet as of December 31, 2019, unaudited combined statement of operations for the six months ended December 31, 2019 and audited combined statement of operations for the year ended June 30, 2019.

b)

Adjustments reflect assets and liabilities attributed to Spinco in the historical combined balance sheet as of December 31, 2019 that will not be transferred from MSG to Spinco in connection with the Distribution. Refer to the below table for further details on specific adjustments:

Unaudited Pro Forma Combined Balance Sheet Line Item	Amount	Description
Cash and cash equivalents	$50,000	Cash and cash equivalents that will be transferred to MSG
Other current assets	3,786	Contract asset
Indefinite-lived intangible assets	1,080	Photographic rights transferred to MSG
Employee related costs	9,958	Current portion of pension plans and postretirement plan obligations and employee compensation liability for employees that will remain at MSG
Deferred revenue	10,168	Current portion of deferred revenue
Defined benefit and other postretirement obligations	7,192	Noncurrent portion of pension plans and postretirement plan obligations for employees that will remain at MSG
Other employee related costs	1,942	Noncurrent portion of employee compensation liability for employees that will remain at MSG

Refer to Note 11. Pension Plans and Other Postretirement Benefit Plan of our annual historical audited combined financial statements for further discussion of our pension liabilities.

As a result of a new contractual agreement between the Company and MSG to be entered into at the time of the Distribution related to photographic rights, photographic rights for certain images will be retained by MSG.

Refer to Note 1. Basis of Presentation of our annual historical audited combined financial statements for further discussion of the Company’s attribution of assets and liabilities.

Refer to Note 3. Revenue Recognition of our annual historical audited combined financial statements for further discussion of the Company’s contract balances.

c)

The following table summarizes the pro forma adjustments related to the new long-term financing arrangements (the “New Debt”) for the unaudited pro forma condensed combined balance sheet as of December 31, 2019. After the completion of the Distribution, the Company expects to incur $400,000 of New Debt which is expected to be comprised of a term loan of $225,000 and a revolving credit facility with $175,000 of borrowing capacity, the latter of which is not expected to be drawn upon immediately following the Distribution. The New Debt is expected to have a term of 5 years for both the term loan and the revolving credit facility. Borrowings under both the term loan and revolving credit facility are expected to bear interest at a floating rate of LIBOR plus a margin of 1.75% per annum, based on current market rates. The Company estimates payment of $3,000 of deferred financing costs, which are reflected as a direct deduction from the fact amount of the New Debt. Additionally, the revolving credit facility is expected to require the Company to pay an annual commitment fee of 0.25% in respect of the average daily unused commitments.

	Cash and cash equivalents	Other current assets	Long-term debt, net of current portion
Issuance of New Debt term loan	$225,000	$0	$225,000
Deferred financing costs and annual commitment fees incurred in connection with the New Debt	$(3,495)	$495	$(3,000)

Adjustments to interest expense of $3,701 and $7,385 included in the unaudited pro forma condensed combined statement of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively, reflect the issuance of the term loan and additional interest from the amortization of debt issuance costs and commitment fees. As the New Debt is based on LIBOR, this may cause the interest rate applied in the unaudited pro forma condensed combined statements of operations to vary, depending on fluctuations in market interest rates. A 0.125% change in the interest rate will result in an increase or a decrease in interest expense of $143 and $286 for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively.

d)

In connection with the Distribution, subsidiaries of MSG will draw $350,000 from their existing revolving credit facilities, distribute that amount to MSG, after which MSG will contribute $300,000 to Spinco. An adjustment of $300,000 was recorded to reflect the cash contribution from MSG in the pro forma combined balance sheet as of December 31, 2019.

e)

Adjustment reflects the effect of the Employee Matters Agreement, which entitles the Company to receive reimbursement for services provided to MSG prior to the Distribution. An adjustment of $838 was recorded to recognize a Net receivable balance from MSG to the Company in the unaudited pro forma combined balance sheet as of December 31, 2019.

f)

Adjustment reflects the pro forma recapitalization of our equity. As of the Distribution date, MSG’s net investment in the Company will be distributed to MSG’s stockholders through the distribution of all of Spinco’s common stock. The par value of Spinco’s stock was recognized as a component of common stock, with the remaining balance recorded as additional paid-in capital in the unaudited pro forma combined balance sheet as of December 31, 2019.

Common stock reflects approximately 19.4 million shares of Class A Common Stock, par value $0.01 per share, and approximately 4.5 million shares of Class B Common Stock, par value $0.01 per share. The number of shares of common stock assumes each MSG Class A and Class B common stockholder will receive one SpinCo Class A or Class B common share for each MSG Class A or Class B common share held on the record date for the Distribution. This adjustment is based on MSG’s December 31, 2019 issued and outstanding Class A and Class B common shares, although the actual number of shares issued will not be known until the record date for the Distribution.

The adjustment to additional paid-in capital of $2,400,085 represents MSG’s contribution of the assets, liabilities and businesses described in this information statement to Spinco valued at MSG’s historical cost. Additionally, the adjustments to additional paid-in capital include assets and liabilities transferred between MSG and Spinco, the cash contribution from MSG and the effect of the Employee Matters Agreement (refer to notes (b), (d) and (e), respectively).

g)

Reflects a portion of the impact of the Arena License Agreements, which will require the Company to recognize venue signage and sponsorship revenue generated from the sale of MSG specific sponsorship assets on a net basis. Such amounts were historically recognized on a gross basis. Adjustments of $20,651 and $51,711 were recorded to reduce revenue and reduce direct operating expenses in the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and year ended June 30, 2019, respectively.

The Company will also be entitled to a commission related to the sale of MSG teams’ sponsorship assets, which resulted in adjustments of $3,155 and $7,802 to increase revenues in the unaudited pro forma combined statement of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively. Additionally, adjustments of $2,577 and $5,052 to increase selling, general and administrative expenses were recorded in the unaudited pro forma combined statement of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively. Adjustments to increase selling, general and administrative expense resulted from the reversal of overhead costs historically allocated to MSG, net of Spinco’s right to cost recovery from MSG pursuant to the Sponsorship Sales and Representation Agreement.

h)

Represents a portion of the impact of the Sponsorship Sales and Representation Agreement and Arena License Agreements. Prior to the Distribution, revenue generated from the sale of venue signage and sponsorship assets that were not specific to the MSG teams or Spinco was recognized on a gross basis. Prior to the Distribution, revenue sharing expenses attributable to MSG were allocated proportionally and recognized as a component of direct operating expenses.

Following the Distribution, such amounts will continue to be recorded on a gross basis. However, per the Arena License Agreements the Company will be required to pay 48% of such revenues to MSG in future periods. Adjustments of $3,951 and $9,427 to reduce direct operating expenses were recognized in the unaudited pro forma combined statement of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively. Such amounts continue to be presented as direct operating expense.

i)

Prior to the Distribution, MSG and the Company each recorded revenue generated from merchandise sales for their respective events on a gross basis. As a result of the Arena License Agreements, the Company will receive 30% of revenues, net of taxes and credit card fees, from the sale of MSG teams merchandise sold at the Arena. Adjustments of $1,459 and $2,771 to increase revenues were recorded in the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively.

The Arena License Agreements also require the Company to incur certain day-of-game expenses that were historically incurred by MSG. Adjustments of $745 and $1,426 to increase direct operating expenses were recorded in the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively.

j)

As a result of the Arena License Agreements, the Company will recognize revenue generated from in-venue food and beverages sales at MSG events on a gross basis, along with the related direct operating expense. The agreement requires the Company to pay 50% of the net profits generated from in-venue food and beverage sales at MSG events to MSG. Adjustments of $15,971 to increase revenue and $13,099 to increase direct operating expenses were recorded in the unaudited pro forma combined statement of operations for the six months ended December 31, 2019, to reflect the impact of these new contractual agreements. In addition, adjustments of $32,737 to increase revenue and $26,446 to increase direct operating expenses were recorded for the year ended June 30, 2019, to reflect the impact of these new contractual agreements.

k)

Prior to the Distribution, suite and club license revenue was recorded on a gross basis as the Company is the principal in such transactions and controls the related goods or services until transfer to the customer. MSG’s share of the Company’s suite and club license revenue was recognized as a component of direct operating expenses.

As a result of the Arena License Agreements, MSG’s share of suite and club license revenue decreased to 67.5% for certain hospitality offerings. As such, adjustments of $325 and $731 were recorded to reduce directing operating expenses in the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and year ended June 30, 2019, respectively.

The Arena License Agreements also entitle the Company to a commission of up to 25% related to the sale of team only and single event suites. Adjustments of $2,001 and $4,577 to increase revenues were recorded in the unaudited pro forma combined statements of operations for six months ended December 31, 2019 and the year ended June 30, 2019, respectively. Additionally, adjustments of $1,600 and $3,662 were recorded to increase direct operating expenses in the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively to reflect the impact of the Arena License Agreements which now requires the Company to record expenses related to team only and single event suites on a gross basis.

l)

The Company’s historical combined financial statements reflect expenses associated with the ownership, maintenance and operation of The Garden, which both the Company and MSG use in their operations. 46% of MSG’s historical depreciation expense and other operating costs related to the ownership and operation of The Garden were allocated to MSG based on proportional event count and revenue. The Company historically recognized such amounts allocated to MSG as a reduction of direct operating expense in its historical combined financial statements.

The Arena License Agreements will require MSG to pay a license fee to the Company in exchange for the right to use The Garden. The term of each Arena License Agreement is 35 years and each Arena License Agreement requires MSG to pay the Company base rent subject to an annual 3% escalator. The Company will recognize lease revenue on a straight-line basis over the 35-year term based upon the value of total future payments under the Arena License Agreements.

The adjustments described in the table below were recorded in the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively, to reflect the impact of the Arena License Agreements.

	For the six months ended December 31, 2019	For the year ended June 30, 2019
Increase in lease revenue	$31,981	$67,963
Increase in direct operating expense	$22,104	$47,093

Pursuant to GAAP, recognition of lease revenue is recorded on a straight-line basis over the term of the lease based upon the value of total future payments under the arrangement. As a result, lease revenue is comprised of a contractual cash component and a non-cash component for each period presented. Lease revenue includes (i) $19,570 and $38,000 of revenue collected in cash and (ii) a non-cash component of $12,411 and $29,963 for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively.

m)

Reflects the impact of the TSA, which resulted in incremental corporate and administrative costs not included in the Company’s historical audited combined financial statements. The adjustment was derived by comparing contractual payments required by the TSA to amounts historically allocated to MSG in the Company’s historical combined financial statements. Adjustments of $736 to increase direct operating expenses and $16,472 to increase selling, general and administrative expenses were recorded in the unaudited pro forma combined statements of operations for the six months ended December 31, 2019. In addition, adjustments of $947 to increase direct operating expenses and $24,036 to increase selling, general and administrative expenses were recorded in the unaudited pro forma combined statements of operations for the year ended June 30, 2019.

n)	Reflects the impact of the Sublease Agreement that will be entered into between the Company and MSG at the time of the Distribution.

The Company historically allocated costs to MSG in connection with MSG’s use of shared corporate office space, resulting in a reduction in selling, general and administrative expense. As a result of the Sublease Agreement, the Company will begin recognizing sublease income from MSG. An adjustment in the amount of $5,759 and $11,131 to increase selling, general and administrative expense for the six months ended December 31, 2019 and for the year ended June 30, 2019, respectively, was recorded in the unaudited pro forma combined statements of operations. Additionally, an adjustment to increase lease revenue from MSG in the amount of $1,440 for the six months ended December 31, 2019 and $2,835 for the year ended June 30, 2019, respectively, was recorded in the unaudited pro forma combined statements of operations.

o)

Reflects the impact of the Group Ticket Sales Representation Agreement, pursuant to which the Company will appoint MSG as its sales and service representative to sell group tickets related to Company events in exchange for a commission. Adjustments of $580 and $1,125 were recorded based on tickets sold during the period to increase direct operating expenses in the unaudited combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively.

p)

Reflects the impact of new compensation agreements between certain shared executives and the Company and MSG. These adjustments relate primarily to increases in salary and bonus, and the modification of one executive’s retirement eligible date to coincide with the date of the Distribution.

To reflect the impact of these agreements, adjustments to decrease selling, general and administrative expenses by $4,383 were recorded for the six months ended December 31, 2019, to reflect the impact of these new contractual agreements. In addition, an adjustment of $3,292 was recorded to increase selling, general and administrative expenses for the year ended June 30, 2019, to reflect the impact of these new contractual agreements.

q)

The income tax effects of pro forma adjustments are recorded at the applicable statutory tax rate of 31.8% for both the six months ended December 31, 2019 and the year ended June 30, 2019, net of adjustments to the Company’s valuation allowance. This resulted in an overall tax impact of $185 for the year ended June 30, 2019 on the unaudited pro forma combined statement of operations.

This adjustment of $185 represents a change in the allocation of the deferred tax balance related to indefinite lived intangible assets on the unaudited pro forma combined balance sheet. This adjustment also reflects $19,654 related to the deferred tax asset recognized for the Company’s deferred revenues that will be recognized with a corresponding and offsetting adjustment to the valuation allowance by MSG for tax purposes. Refer to note (b) above for further details regarding the Company’s deferred revenues at the time of the Distribution.

r)

Pro forma earnings per share and pro forma weighted-average basic shares outstanding are based on the number of shares of MSG Class A Common Stock and MSG Class B Common Stock outstanding of 23.9 million during the six months ended December 31, 2019 and 23.8 million during the year ended June 30, 2019, respectively. Spinco’s weighted average shares outstanding assumes a distribution ratio of 1 share of our common stock for each share of MSG Class A Common Stock and MSG Class B Common Stock held on the record date for the Distribution.

Pro forma diluted weighted-average shares outstanding reflect potential dilution from the issuance of Spinco common shares from MSG equity plans, giving effect to the distribution ratio and conversion of certain MSG equity awards into Spinco equity awards. Potentially dilutive shares for the year ended June 30, 2019 are excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. While the actual impact on a go-forward basis will depend on various factors, including employees who may change employment from one company to another, we believe the estimate provided yields a reasonable approximation of the dilutive impact of MSG equity plans. We expect that the actual amounts will differ from these estimates.

s)

Reflects the probable disposition of the Forum. Each of the line items in the table below represents direct assets or liabilities of the Forum, except for goodwill, which was allocated to the Forum on a relative fair value basis in accordance with U.S. GAAP. Accordingly, the following amounts, which represent the carrying value of the assets and liabilities to be disposed, have been removed from the unaudited pro forma combined balance sheet as of December 31, 2019:

Unaudited Pro Forma Combined Balance Sheet Line Item	Amount
Prepaid expenses	$277
Other current assets	338
Property and equipment, net	106,325
Goodwill (a)	3,850
Accounts payable	6,053
Employee related costs	206
Other accrued liabilities	11,545
Collections due to promoters	29,012
Deferred revenue	15,963
Other liabilities	1,962

(a)

The pro forma adjustment for goodwill relates to the relative fair value allocation of goodwill to the Forum disposed business and is preliminary in nature. The Company’s preliminary analysis indicates that the Forum represents approximately 5% of the total fair value of the Company’s Entertainment reporting unit, which has been based upon the Forum’s projected adjusted operating income as compared to the projected adjusted operating income of the Entertainment reporting unit as a whole. The final determination of goodwill allocated to the Forum will be determined based on a relative fair value basis on the date of disposition, which could be materially different than the estimate included herein.

The following table reflects the estimated after-tax cash proceeds as well as a listing of expected customary closing adjustments from the probable disposition of the Forum:

Estimated gross cash proceeds (a)	$400,000
Less: estimated transaction costs, certain closing adjustments, and other fees (b)	(57,000)
Less: estimated income tax payable on sale (c)	(23,000)

Total estimated after-tax cash proceeds before working capital adjustments and other liabilities (a)	320,000

Add: Prepaid expenses	277
Add: Other current assets	338
Less: Accounts payable	(6,053)
Less: Employee related costs	(206)
Less: Other accrued liabilities	(11,545)
Less: Collections due to promoters	(29,012)
Less: Deferred revenue	(15,963)
Less: Other liabilities	(1,962)

Total working capital adjustments and other liabilities	(64,126)

Total estimated after-tax cash proceeds	255,874

(a)

The Company expects that there will be customary closing adjustments related to the actual assets transferred and pre-closing liabilities related to the Forum that are reflected herein which will result in changes to the final balances transferred to the buyers of the Forum. As a result of the final balance transfers, there will be changes to the final cash settlement amount at the disposition date when compared to the $255,874 disclosed herein, which was based in part on net asset values as of December 31, 2019.

(b)

In September 2013, the Company acquired a 50% interest in the Azoff Company, which owned and operated businesses in the entertainment industry and focused on music management, performance rights, strategic marketing and venue management consulting services. The Company sold its interest in the Azoff Company on December 5, 2018. In connection with the sale, the Azoff Company obtained the right to participate in the proceeds of a sale of the Forum above a specified amount if certain conditions are met. Accordingly, given that the probable disposition meets those conditions, the Company’s estimate of cash proceeds includes an adjustment to reduce the gross cash proceeds from the sale of the Forum by $48,000, reflecting an estimate of the amount payable to the Azoff Company.

(c)

The estimate of net cash proceeds includes an estimate of income taxes of $23,000, which would be payable in connection with the closing of the probable disposition. For purposes of the Company’s unaudited pro forma combined financial statements, it has been assumed that net operating loss (“NOL”) carryforwards are available to offset any gain on the sale of the Forum as if it occurred on December 31, 2019. Accordingly, the gain has been fully offset by NOLs for purposes of these unaudited combined pro forma financial statements and any estimated tax expense associated with the pre-tax gain would be fully offset by a reduction in the valuation allowance for the utilization of NOLs.

The unaudited pro forma combined balance sheet includes an adjustment to retained earnings of $209,825 related to the sale of the Forum in accordance with SEC Regulation S-X Article 11. Adjustments related to the gain on the sale of the Forum were excluded from the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and the fiscal year ended June 30, 2019 as the probable disposition and use of the proceeds do not have a continuing impact on the Company’s operations. The gain on sale for the probable disposition of the Forum assuming the Company completed the disposition as of December 31, 2019 is as follows:

Pre-tax estimated cash proceeds including working capital and other liabilities adjustments	$278,874
Less: Net assets disposed	(46,049)

Pre-tax gain on sale	232,825
Less: Cash tax payable upon disposal	(23,000)

Pro forma adjustment to retained earnings	209,825

The gain on sale reflects proceeds related to (i) the sale of the Forum and (ii) the settlement of certain related litigation, both of which are components of other income (expense). The gain on sale, based on the December 31, 2019 balance sheet, will likely be different from the actual gain on sale that would be realized at the closing of the probable disposition because of the differences in the carrying values of assets and liabilities at closing date, including the potential for an adjustment for working capital and other liabilities described above, the estimation of transaction costs, and the final determination of the components of proceeds attributable to the sale of the Forum and settlement of the litigation.

The adjustments recorded in the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019, respectively, reflect the removal of the historical direct revenues and expenses of the Forum.

	For the six months ended December 31, 2019	For the year ended June 30, 2019
Revenues	$33,393	$71,257
Direct operating expenses	13,251	32,404
Selling, general and administrative expenses	14,060	28,915
Depreciation and amortization	3,475	7,515

Lastly, in conjunction with the disposition, the Company will enter into a Transition Services Agreement with the buyer for various administrative services. The term of this arrangement will last between one and three months and as the fees the Company will receive under this arrangement are immaterial, no adjustments were recorded to the unaudited pro forma combined statements of operations for this agreement. Additionally, no transaction costs related to the sale of the Forum were incurred during the six months ended December 31, 2019 or the year ended June 30, 2019. As such, adjustments related to transaction costs were excluded from the unaudited pro forma combined statements of operations for the six months ended December 31, 2019 and the year ended June 30, 2019 as they do not have a continuing impact on the Company’s operations.